COMPASS Pathways plc announces financial results and business highlights for the third quarter 2021

London, UK – 9 November 2021

Highlights:

•Positive topline results from phase IIb COMP360 psilocybin therapy trial for treatment-resistant depression; rapid and sustained response for patients receiving a single 25 mg dose of COMP360 psilocybin with psychological support
•Launch of phase II study of COMP360 psilocybin therapy for PTSD
•Positive signals from Maryland Oncology Hematology open-label investigator initiated study of COMP360 psilocybin therapy for depression in cancer
•Acquisition of IP portfolio of novel psychedelic compounds and prodrugs
•Hamilton Morris appointed full-time consultant
•New US composition patent granted for crystalline psilocybin
•Conference call today at 1:00pm UK (8:00am ET)

COMPASS Pathways plc (Nasdaq: CMPS) (“COMPASS”), a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health, today reported its financial results for the third quarter 2021 and gave an update on recent progress across its business.

George Goldsmith, Chairman, CEO and Co-founder, COMPASS Pathways, said, “With the positive topline results from our COMP360 psilocybin therapy phase IIb trial, we are one step closer to potentially providing a much-needed therapeutic option to patients suffering with treatment-resistant depression. At the same time, we are making great progress in broadening our pipeline – we are beginning a phase II COMP360 psilocybin therapy trial for PTSD, and we have acquired a large portfolio of new compounds and IP, working with Matthias Grill PhD. Our goal remains the same - to transform mental health care and bring options to the millions of patients who currently don’t have many.”

Business highlights

•Positive topline results from groundbreaking phase IIb clinical trial of COMP360 psilocybin therapy for treatment-resistant depression (TRD); data shared in separate press release published today

•Continued investment in the expansion of COMPASS portfolio with addition of phase II trial of COMP360 psilocybin therapy in post-traumatic stress disorder (PTSD)
–20 patient, fixed dose, open-label trial to begin at The Institute of Psychiatry, Psychology & Neuroscience (IoPPN) at King’s College London

•Promising data from open-label investigator-initiated study of COMP360 psilocybin therapy for depression in cancer, conducted and reported by Maryland Oncology Hematology at the Aquilino Cancer Center (Rockville, MD)
–Showed feasibility of simultaneous psilocybin administration in small groups, with 1:1 support
–Remission in major depression symptoms for 15 of the 30 patients, sustained for eight-week follow-up
–COMP360 psilocybin found to be generally well-tolerated with no treatment-related serious adverse events

•Acquisition of intellectual property (IP) portfolio including patent applications covering a variety of psychedelic and empathogenic substances
–IP developed with Dr Matthias Grill, founder and CEO of MiHKAL GmbH in Basel, Switzerland
–Working with Dr Grill on exclusive research project to develop new product candidates

•Hamilton Morris, research scientist and filmmaker, appointed full-time consultant
–Researching new psychedelic compounds that could be developed into therapies in areas of unmet mental health need

•New US patent granted
–Claims covering alternative crystalline psilocybin not used in COMP360
–Portfolio of nine granted patents, including four in the US, two in the UK, one in Germany, two in Hong Kong

Financial highlights

•Net loss for the three months ended 30 September 2021 was $15.8 million or $0.38 loss per share (after including non-cash share-based compensation expense of $2.3 million), compared with $16.7 million or $1.30 loss per share during the same period in 2020 (after including non-cash-share-based compensation expense of $5.2 million).

•Net loss for the nine months ended 30 September 2021 was $46.1 million, or $1.17 loss per share (after including non-cash share-based compensation expense of $5.9 million), compared with $41.5 million, or $3.90 loss per share, during the same period in 2020 (after including non-cash share-based compensation expense of $16.6 million).

•Research & development (R&D) expenses were $12.2 million for the three months ended 30 September 2021, compared with $6.9 million during the same period in 2020. Of this increase, $6.2 million reflected increased development activities, including hiring additional staff, as COMPASS progresses its COMP360 psilocybin therapy in TRD, and continues to explore additional indications and therapeutic approaches. There was a reduction of $0.9 million in non-cash share-based compensation expense compared with the same period in the prior year.

•R&D expenses were $30.4 million for the nine months ended 30 September 2021 compared with $18.8 million during the same period in 2020. Of this increase, $14.3 million reflected increased development activities, including hiring additional staff, as COMPASS progresses its COMP360 psilocybin therapy in TRD, and continues to explore additional indications and therapeutic approaches. There was a reduction of $2.7 million in non-cash share-based compensation expense compared with the same period in the prior year.

•G&A expenses were $9.6 million for the three months ended 30 September 2021, compared with $6.6 million during the same period in 2020. The increase was attributable to a reduction of $2.0 million in non-cash share-based compensation, offset against an increase of $2.5 million, $0.7 million and $1.8 million respectively in personnel expenses, legal and professional fees and facilities and other expenses.

•G&A expenses were $24.5 million for the nine months ended 30 September 2021 compared with $21.1 million during the same period in 2020. The increase was attributable to a reduction of $8.0 million in non-cash share-based compensation, offset against an increase of $5.8 million, $0.8 million and $4.9 million respectively in personnel expenses, legal and professional fees and facilities and other expenses.

•Cash and cash equivalents were $294.0 million as of 30 September 2021, compared with $196.5 million at 30 September 2020.

Conference call

The COMPASS Pathways management team will host a conference call at 1.00pm UK (8.00am ET) on 9 November 2021. The call can be accessed by dialing (833) 665-0659 from the United States, +1 (914) 987-7313 internationally, and 0800 028 8438 from the UK, followed by the conference ID: 34908054.
The call will be accompanied by a presentation which will be available on the COMPASS Pathways website (ir.compasspathways.com). The call will also be webcast on the website and archived for 30 days.

About COMPASS Pathways

COMPASS Pathways plc (Nasdaq: CMPS) is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. Our focus is on improving the lives of those who are suffering with mental health challenges and who are not helped by current treatments. We are pioneering the development of a new model of psilocybin therapy, in which our proprietary formulation of synthetic psilocybin, COMP360, is administered in conjunction with psychological support. COMP360 is investigational has been designated a Breakthrough Therapy by the US Food and Drug Administration (FDA), for treatment-resistant depression (TRD), and we have completed a phase IIb clinical trial of psilocybin therapy for TRD, in 22 sites across Europe and North America. We are headquartered in

London, UK, with offices in New York and San Francisco in the US. Our vision is a world of mental wellbeing.     www.compasspathways.com

Availability of other information about COMPASS Pathways

Investors and others should note that we communicate with our investors and the public using our website (www.compasspathways.com), our investor relations website (ir.compasspathways.com), and on social media (LinkedIn), including but not limited to investor presentations and investor fact sheets, US Securities and Exchange Commission filings, press releases, public conference calls and webcasts. The information that we post on these channels and websites could be deemed to be material information. As a result, we encourage investors, the media, and others interested in us to review the information that is posted on these channels, including the investor relations website, on a regular basis. This list of channels may be updated from time to time on our investor relations website and may include additional social media channels. The contents of our website or these channels, or any other website that may be accessed from our website or these channels, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “plan”, “potential”, “continue” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include express or implied statements relating to, among other things, COMPASS’s business strategy and goals, the safety or efficacy of COMP360 psilocybin therapy as a treatment for depression, COMPASS's expectations for the timing of its pivotal phase III programme and the potential for that or other trials to support regulatory filings and approvals, the future accessibility of COMP360 psilocybin therapy, COMPASS's ability to continue to advance its research, including COMP360, COMPASS's expectations regarding the benefits of its psilocybin therapy, including COMP360 and COMPASS's ability to advance new psychedelic compounds in other areas of unmet mental health need. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond COMPASS’s control and which could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.

These risks, uncertainties, and other factors include, among others: preclinical and clinical development is lengthy and uncertain, and therefore our preclinical studies and clinical trials may be delayed or terminated, or may never advance to or in the clinic; and those risks and uncertainties described under the heading “Risk Factors” in COMPASS’s annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC) on 9 March 2021 and in subsequent filings made by COMPASS with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, COMPASS disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on COMPASS’s current expectations and speak only as of the date hereof.

Enquiries
Media: Tracy Cheung, tracy@compasspathways.com, +44 7966 309024
Investors: Stephen Schultz, stephen.schultz@compasspathways.com, +1 401 290 7423

COMPASS PATHWAYS PLC
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except share and per share amounts)
(expressed in U.S. Dollars, unless otherwise stated)

	September 30,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$293,959	$190,327
Restricted cash	104	29
Prepaid expenses and other current assets	18,733	12,048
Total current assets	312,796	202,404
Investment	521	529
Property and equipment, net	355	245
Deferred tax assets	852	221
Other assets	219	57
Total assets	$314,743	$203,456
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,742	$2,747
Accrued expenses and other liabilities	6,581	4,148
Total current liabilities	9,323	6,895
Total liabilities	9,323	6,895

Commitments and contingencies (Note 13)
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.008 par value; 41,731,180 and 35,930,331 shares authorized, issued and outstanding at September 30, 2021 and December 31, 2020, respectively	431	367
Deferred shares, £21,921.504 par value; one share authorized, issued and outstanding at September 30, 2021 and December 31, 2020	28	28
Additional paid-in capital	441,135	279,480
Accumulated other comprehensive income	7,817	14,585
Accumulated deficit	(143,991)	(97,899)
Total shareholders’ equity	305,420	196,561
Total liabilities and shareholders' equity	$314,743	$203,456

COMPASS PATHWAYS PLC
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
(in thousands, except share and per share amounts)
(expressed in U.S. Dollars, unless otherwise stated)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
OPERATING EXPENSES:
Research and development	$12,197	$6,875	$30,434	$18,822
General and administrative	9,571	6,607	24,464	21,052
Total operating expenses	21,768	13,482	54,898	39,874
LOSS FROM OPERATIONS:	(21,768)	(13,482)	(54,898)	(39,874)
OTHER INCOME (EXPENSE), NET:
Other income, net	—	109	2	302
Foreign exchange gains (losses)	3,364	(4,331)	2,171	(3,252)
Fair value change of convertible notes	—	—	—	(1,031)
Fair value change of convertible notes - due to a related party	—	—	—	(723)
Benefit from R&D tax credit	2,618	1,092	6,733	3,175
Total other income (expense), net	5,982	(3,130)	8,906	(1,529)
Loss before income taxes	(15,786)	(16,612)	(45,992)	(41,403)
Income tax expense	(63)	(82)	(100)	(125)
Net loss	(15,849)	(16,694)	(46,092)	(41,528)
Other comprehensive (loss) income:
Foreign exchange translation adjustment, net after tax	(8,401)	4,806	(6,768)	3,773
Comprehensive loss	$(24,250)	$(11,888)	(52,860)	$(37,755)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.38)	$(1.30)	$(1.17)	$(3.90)
Weighted average ordinary shares outstanding—basic and diluted	41,708,220	12,834,889	39,378,824	10,638,738

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